S 07008318 :OMMISSION 19

CM

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SEC MAIL PROCESSING
RECEIVED
AUG 10 2007
WASH, D.C.
186
SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 11575 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/01/2006 (MM/DD/YY) AND ENDING 6/30/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street, Suite #3
(No. and Street)

Bloomington (City) Illinois (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

202 N. Center Street (Address) Bloomington (City) Illinois (State) 61701 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

11/2

# OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JANET M. STAUFFER
Notary Public, State of Illinois
My Commission Expires 07-17-10


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2007

ASSETS

| | |
|---|---|
| Cash | $ 226,348 |
| Accounts receivable: | |
| Securities sold, customer | 17,158,343 |
| Securities sold, broker | 6,225,455 |
| Other | 218,944 |
| Interest | 10,885 |
| Security deposit | 1,000 |
| Investment in municipal bonds | 1,170,602 |
| Prepaid expenses | 15,053 |
| Property and equipment, net of accumulated depreciation and amortization of $480,892 | 154,179 |
| | $ 25,180,809 |

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | |
|---|---|
| Accounts payable: | |
| Securities purchased | $ 22,421,874 |
| Trade | 890,614 |
| Accrued state income tax | 5,074 |
| Other accrued expenses | 41,429 |
| | $ 23,358,991 |

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

| | |
|---|---|
| Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares | $ 25,000 |
| Retained earnings | 1,796,818 |
| | $ 1,821,818 |
| | $ 25,180,809 |

See Notes to Financial Statement.

END